Mail Stop 3-6



November 04, 2004





Patti S. Hart, President & CEO
Pinnacle Systems, Inc.
280 North Bernardo Avenue
Mountain View, California, 94043


Re:	Pinnacle Systems, Inc.
	Form 10-K for the fiscal year ended June 30, 2004
	File No. 0-24784



Dear Ms. Hart:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of you documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, Page 22

1. In future filings, to more clearly comply with Item 303 of Regulation S-X, each individually significant factor contributing to changes in financial statements line items should be quantified to the extent practicable and an explanation should be given as to why that factor changed. Management`s assessment as to how these changes are expected to affect future operations should also be presented where possible. You are also encouraged to discuss relevant segment information of the business where it would enhance the readers understanding of such business.

2. In future filings describe more completely in MD&A the nature of your historical and expected future investments in purchased in-process research & development. Describe briefly the valuable elements of the projects existing at the acquisition date, the expected cost and time required to complete the projects and expected funding sources as well as the material risks affecting their timely completion and commercialization. Finally, also discuss in future filings any subsequent developments that indicate that the completion and exploitation of significant acquired in-process projects are reasonably likely to be less timely or less successful than was anticipated in the initial valuation.


Financial Statements

Note 1. Summary of the Company and Significant Accounting Policies

Revenue Recognition, Pages F-8/F-10

3. We note the reference to the use of "percentage of completion" accounting for arrangements where undelivered services are essential to the functionality of delivered software. Please supplementally help us better understand the nature of transactions where you apply this method of revenue recognition, tell us how significant such transactions are to your presented financial statements and provide us with references to the applicable generally accepted accounting principles that supports the disclosed accounting. We may have further comments after reviewing your response. Revise future filings as necessary based on our concerns.

Net Loss per Share, Page F-12

4. We see the following: "that as a result of a settlement agreement between you and a former shareholder of DES and Montage, you issued 24,960 shares in December 2003 and retained unconditionally 74,881 shares in December 2003 as satisfaction for one of the Montage shareholder`s indemnification obligation for the Athle-Tech claim. At June 30, 2004, you are contingently liable to issue 299,522 shares of your common stock. Your obligation to issue these shares is contingent upon the final legal damages and costs assessed against you in the Athle-Tech litigation and the outcome of your claim for indemnification against certain of the former shareholders of Montage for the Athle-Tech damages and costs (see Note 6)." Please tell us how you accounted for these equity transactions and why. Why do you believe all accounting matters were measured and recorded in the correct periods? We may have further comments after reviewing your response. Note our concerns when preparing future filings.

Note 6. Commitments and Contingencies, Page F-25

5. Please note when preparing future filings that if it is at least reasonably possible that any unaccrued contingency (if negatively resolved) could have a material negative impact on your financial statements, the notes to the financial statements must either disclose the range of possible loss or indicate no such estimate can be made. Refer to paragraph 10 of Statement 5.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do n0t foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Any questions you may have regarding these comments may be directed to Louis Canant at (202) 942-1897 or to me at (202) 942-
1812. In this regard, do not hesitate to contact Daniel Gordon, Branch Chief at (202) 942-2813 or Martin James, the Senior Assistant
Chief Accountant at (202) 942-1984.
								Sincerely,



								N. Jay Webb
								Reviewing Accountant
Ms. Patti S. Hart, President & CEO
Pinnacle Systems, Inc.
Page 4